Exhibit (d)(132)

NORTHERN FUNDS

AMENDMENT NO. 2 TO THE AMENDED AND RESTATED

EXPENSE REIMBURSEMENT AGREEMENT

This Amendment dated as of the 9th day of November, 2012 is entered into by and between NORTHERN FUNDS (the “Trust”), a Delaware statutory trust and a registered investment company under the Investment Company Act of 1940, as amended, and NORTHERN TRUST INVESTMENTS, INC. (“NTI”).

WHEREAS, NTI serves as investment adviser to the Investors Variable NAV Money Market Fund, Investors Variable NAV AMT-Free Municipal Money Market Fund, Investors Variable NAV U.S. Government Money Market Fund and Investors Variable NAV Treasury Money Market Fund (each a “Fund” and collectively the “Funds”) pursuant to an Amended and Restated Investment Advisory and Ancillary Services Agreement among the Trust, NTI and Northern Trust Global Investments Limited dated January 29, 2008, as amended.

WHEREAS, NTI has undertaken to reimburse expenses for the Investors Variable NAV Money Market Fund, Investors Variable NAV AMT-Free Municipal Money Market Fund and Investors Variable NAV U.S. Government Money Market Fund pursuant to an Amended and Restated Expense Reimbursement Agreement dated November 4, 2011, as amended (the “Agreement”).

WHEREAS, the Board of Trustees of the Trust wishes to modify the expense reimbursements provided by NTI to the Investors Variable NAV Money Market Fund, Investors Variable NAV AMT-Free Municipal Money Market Fund and Investors Variable NAV U.S. Government Money Market Fund.

WHEREAS, the parties wish to provide for an undertaking by NTI to reimburse expenses of the Investors Variable NAV Treasury Money Market Fund.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, hereby agree as follows:

1. NTI shall starting from the date of this Amendment reimburse a portion of the operating expenses (other than acquired fund fees and expenses, a portion of compensation paid to each Trustee who is not an officer, director or employee of Northern Trust Corporation or its subsidiaries (“Trustee Fees”), expenses related to third-party consultants engaged by the Board of Trustees of the Trust, membership dues paid to the Investment Company Institute and Mutual Fund Directors Forum, and extraordinary expenses and interest, if any) of each Fund so that after such reimbursement the total annual net fund operating expenses of the Fund expressed as a percentage of average daily net assets shall not exceed 0.35% (“Expense Limit”). NTI shall first reimburse advisory fees payable by a Fund, and then reimburse other operating expenses of such Fund to the extent the amount of difference between the Fund’s operating expenses and the Expense Limit exceeds the advisory fees payable by the Fund. The termination date of the Agreement with respect to the Funds is one year from the date of this Amendment (the “Initial Term”).

2. Except to the extent amended and restated hereby, the Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as amended and restated hereby.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the day and year first above written.

NORTHERN FUNDS		NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Lloyd A. Wennlund	By:	/s/ Eric K. Schweitzer
Name:	Lloyd A. Wennlund	Name:	Eric K. Schweitzer
Title:	President	Title:	Senior Vice President